



Brandi Brown · 3rd

Owner | Operations Manager at Popoca

San Francisco Bay Area · **Contact info**

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 Popoca

 Academy of Art University

About

My experience is rooted in over 15 years in the SF Bay Area Food & Beverage industry and backed by 3 years of Marketing and Advertising studies at The Academy of Art.

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Experience



Owner | Operations Manager
Popoca · Full-time
Jan 2021 – Present · 5 mos
Oakland, California, United States



Self Love & Sobriety Coach
Brandi B Coaching · Self-employed
Jul 2020 – Present · 11 mos
San Francisco Bay Area

I help womxn shed what no longer serves them so they can embody + love their authentic self.



Owner / General Manager
FOB Kitchen · Self-employed
May 2015 – Jan 2021 · 5 yrs 9 mos
Oakland, California, United States

Owner and General Manager of pop-up to brick-and-mortar vibrant Filipino Restaurant in Oakland, CA.

Education



Academy of Art University
Advertising
2013 – 2015